UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated March 28, 2018

File Number: 001-35785

**SIBANYE GOLD LIMITED**
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN: ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")


**DEALING IN SECURITIES**

**Johannesburg, 28 March 2018.** In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise
that Mr NJ Froneman, Chief Executive Officer and Mr C Farrel, Company Secretary of
Sibanye Gold Limited have retained and/ or sold their Performance Shares which were
granted on 2 March 2015 ("the Grant Date") in terms of The Sibanye Gold Limited 2013
Share Plan. Mr C Farrel has sold Performance Shares which were awarded to him in
order to settle the associated tax liability.

Details of the transactions are set out below:

| Name | **NJ Froneman** |
| --- | --- |
| Position | Chief Executive Officer |
| Company | Sibanye Gold Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Off market vesting and retention of performance shares |
| Transaction Date | 27 March 2018 |
| Number of Shares | 449 627 |
| Class of Security | Ordinary shares |
| Market Price per share: | R11.6466 |
| Total Value | R5 236 625.82 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| Name | **NJ Froneman** |
| --- | --- |
| Position | Chief Executive Officer |
| Company | Sibanye Gold Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Off market vesting and retention of supplementary performance shares in respect of previously awarded performance shares |
| Transaction Date | 27 March 2018 |
| Number of Shares | 232 772 |
| Class of Security | Ordinary shares |
| Market Price per share: | R11.6466 |
| Total Value | R2 711 002.38 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| Name | **NJ Froneman** |
|---|---|
| Position | Chief Executive Officer |
| Company | Sibanye Gold Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Off market vesting and retention of capitalisation performance shares in respect of previously awarded performance shares |
| Transaction Date | 27 March 2018 |
| Number of Shares | 13 648 |
| Class of Security | Ordinary shares |
| Market Price per share: | R11.6466 |
| Total Value | R158 952.80 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| Name | **C Farrel** |
|---|---|
| Position | Company Secretary |
| Company | Sibanye Gold Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Off market vesting and retention of performance shares |
| Transaction Date | 26 March 2018 |
| Number of Shares | 16 697 |
| Class of Security | Ordinary shares |
| Market Price per share: | R11.6466 |
| Total Value | R194 463.28 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| Name | **C Farrel** |
|---|---|
| Position | Company Secretary |
| Company | Sibanye Gold Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Off market vesting and retention of supplementary performance shares in respect of previously awarded performance shares |
| Transaction Date | 26 March 2018 |
| Number of Shares | 30 025 |
| Class of Security | Ordinary shares |
| Market Price per share: | R11.6466 |
| Total Value | R349 689.17 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| Name | **C Farrel** |
|---|---|
| Position | Company Secretary |
| Company | Sibanye Gold Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Off market vesting and retention of capitalisation performance shares in respect of previously awarded performance shares |

| | |
|---|---|
| Transaction Date | 26 March 2018 |
| Number of Shares | 1 760 |
| Class of Security | Ordinary shares |
| Market Price per share: | R11.6466 |
| Total Value | R20 498.02 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| Name | **C Farrel** |
|---|---|
| Position | Company Secretary |
| Company | Sibanye Gold Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market sale of performance shares to cover associated tax liability. |
| Transaction Date | 26 March 2018 |
| Number of Shares | 41 300 |
| Class of Security | Ordinary shares |
| Market Price per share: | R12.000 |
| Total Value | R495 600.00 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

Contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

**FORWARD-LOOKING STATEMENTS**
This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: March 28, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer